UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION


SECURITIES EXCHANGE ACT OF 1934
Release No. 85538

April 5, 2019

ORDER CANCELLING REGISTRATIONS OF CERTAIN MUNICIPAL ADVISORS
PURSUANT TO SECTION 15B(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934

The municipal advisors whose names appear in the attached Appendix, hereinafter referred to as the "registrants," are registered as municipal advisors pursuant to Section 15B(a)(1)(B) of the Securities Exchange Act of 1934 (the "Act").

On March 7, 2019, a notice of intention to cancel registration of certain municipal advisors, including the registrants, was published in the Federal Register (Securities Exchange Act Release No. 85227). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registrations would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Securities and Exchange Commission (the "Commission") has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that each of the registrants is no longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of each registrant be, and hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]


Eduardo A. Aleman
Deputy Secretary

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[1] 17 CFR 200.30-3a(a)(1)(ii).

APPENDIX:

| SEC ID Number | Full Legal Name |
| --- | --- |
| | |
| 867-01224 | Aureus Partners, Inc. |
| 867-01674 | BBC Consulting LLC |
| 867-01163 | Benecke Robert |
| 867-01889 | BRANDYWINE INVESTMENT SECURITIES, LLC |
| 867-01050 | Braun Research Consulting, LLC |
| 867-01722 | DENNING & COMPANY LLC |
| 867-00750 | Evergreen Capital Advisors, Inc. |
| 867-00802 | Financial Consulting Solutions Group, Inc. |
| 867-01653 | Frontera Consultants RGV, LLC |
| 867-01695 | HARRISON SECURITIES INC /BD |
| 867-01696 | Innovative Utility Solutions of Alabama LLC |
| 867-01862 | KSR Capital Advisors, Inc. |
| 867-01640 | LEBENTHAL & CO., LLC |
| 867-01727 | Madrid Napoleon Roy |
| 867-00144 | Mission Management & Consultants LLC |
| 867-01246 | PHOENIX INFRASTRUCTURE ADVISORY GROUP, LLC |
| 867-00531 | PK SECURITIES, INC. |
| 867-01824 | PlanScape, Inc. |
| 867-00847 | Providence Financial Co., LLC |
| 867-00680 | Public Advisory Corp |
| 867-00427 | Rognan & Associates |
| 867-00769 | Stellate Partners LLC |
| 867-01005 | Stoughton Consulting LLC |
| 867-01545 | Tax Credit Management Inc. |
| 867-00030 | Ward Group LLC |